SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )

URS Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

903236107
(CUSIP Number)

Marc Weingarten, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 17, 2014
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 6 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903236107	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,288,663
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,288,663
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,288,663
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.7%
14	TYPE OF REPORTING PERSON* IA

CUSIP No. 903236107	SCHEDULE 13D	Page 3 of 6 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares ("Shares") of common stock, par value $0.01 per share, of URS Corporation, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 600 Montgomery Street, 26th Floor, San Francisco, California. The Shares reported herein were previously reported by the Reporting Person on a Schedule 13G filed on February 14, 2014.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"). The Reporting Person is a private money management firm which holds Shares of the Issuer in various accounts under its management and control. The principal owner of the Reporting Person is Barry Rosenstein ("Mr. Rosenstein" or the "Principal").

(b) The principal business address of the Reporting Person and the Principal is 767 Fifth Avenue, 8th Floor, New York, New York 10153.

(c) The principal business of the Reporting Person and the Principal is investing for accounts under their management.

(d) Neither the Reporting Person nor the Principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person nor the Principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a limited liability company organized in Delaware. The Principal is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 7,288,663 Shares reported herein by the Reporting Person were acquired at an aggregate purchase price of approximately $345.9 million. Such Shares were acquired with investment funds in accounts managed by the Reporting Person and margin borrowings described in the following sentence. Such Shares are held by the investment funds managed by the Reporting Person in commingled margin accounts, which may extend margin credit to the Reporting Person from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

CUSIP No. 903236107	SCHEDULE 13D	Page 4 of 6 Pages

Item 4.	PURPOSE OF TRANSACTION.

The Reporting Person initially acquired the Shares for investment in the ordinary course of business because it believed the Shares were undervalued and represented an attractive investment opportunity.

After reviewing the Issuer’s recently announced preliminary 2013 financial results and analyzing certain issues impacting the Issuer’s performance, the Reporting Person has decided to have discussions with the Issuer’s representatives regarding the composition of the board of directors of the Issuer (the "Board"), its management, capital structure, corporate structure and other matters impacting shareholder value creation. To allow time for constructive discussions, the Reporting Person requested that the Board delay the deadline under the Issuer’s bylaws for the submission of Board nominations and other proposals to be presented at the Issuer’s 2014 Annual Meeting of shareholders.

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares or selling some or all of its Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing its intention with respect to any and all matters referred in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 74,884,351 Shares outstanding, which is the total number of Shares outstanding as of October 28, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 12, 2013 for the period ended September 27, 2013.

At the close of business on February 27, 2014, the Reporting Person may be deemed to beneficially own 7,288,663 Shares, constituting approximately 9.7% of the Shares outstanding.

(b) The Reporting Person has sole voting and dispositive powers over 7,288,663 Shares, which powers are exercised by the Principal.

(c) Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in open market purchases on the New York Stock Exchange through various brokerage entities.

(d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

CUSIP No. 903236107	SCHEDULE 13D	Page 5 of 6 Pages

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Transactions in the Shares During the Last 60 Days.

CUSIP No. 903236107	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2014

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel